12100 West Center Road

Omaha, Nebraska 68144

(402) 691-4000

March 25, 2013

Via EDGAR Submission and Overnight Courier

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tia L. Jenkins

  Myra Williamson

  Steve Lo

Re: Gordmans Stores, Inc.

Form 10-K for the Fiscal Year Ended January 28, 2012

Filed March 29, 2012

File No. 001-34842

Ladies and Gentlemen:

Gordmans Stores, Inc. (the “Company”) is writing to respond to the comment letter, dated March 21, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) related to the Company’s Form 10-K for the fiscal year ended January 28, 2012 (the “Form 10-K”). This is a follow up to the Staff’s comment letters dated March 4, 2013 and January 13, 2013, and the Company’s response letters dated March 12, 2013 and February 13, 2013, respectively. The Company’s responses below correspond to the captions and numbers of the Staff’s comments (which are reproduced below in italics). Unless otherwise indicated, capitalized terms used below that are not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Fiscal Year Ended January 28, 2012

Notes to Consolidated Financial Statements, page 54

A. Summary of Significant Accounting Policies, page 54

Receivables, page 54

1.	We note from your response to comment one of our letter dated March 4, 2013 that you consider ASC 840-40-55-8 applicable to your facts and circumstances for the purpose of calculating the maximum guarantee test. Please note ASC 840-40-55-8 specifically includes “[p]ayments made by the lessee in the capacity of a developer, a general contractor, or a construction manager-agent that are reimbursed less frequently than is normal or customary for the real estate construction industry in transactions in which the developer, general contractor, or construction manager-agent are not involved in the project in any other capacity.” Refer to ASC 840-40-55-8(e). If you are being fully reimbursed by the landlord for the structural elements of construction cost per your lease agreement, please tell us how you determined these reimbursements are less frequent than normal and customary and why you include the fully reimbursed costs in the maximum guarantee test. In other words, tell us specifically how you considered your contractual right of reimbursement when interpreting ASC 840-40-55-8(e).

RESPONSE – As mentioned in our response to Comment #1 of the SEC comment letter dated March 4, 2013, ASC 840-40-55-15(b) states that, regardless of whether the lessee’s maximum guarantee is less than 90 percent of the total project costs or not, the lessee is considered the owner of a project if, in connection with the project, the lessee is responsible for paying directly any cost of the project other than as follows:

1.	Pursuant to a contractual arrangement that includes a right of reimbursement.

2.	Payment of an environmental cost.

3.	Normal tenant improvements, which exclude costs of structural elements of the project and equipment that would be a necessary improvement for any lessee (for example, the cost of elevators, air conditioning systems, or electrical wiring).

Criterion #1 above indicates the lessee is automatically the owner of a project if the lessee is responsible for paying directly any cost of the project other than costs pursuant to a contractual arrangement that include the right of reimbursement. As the Company is liable for any cost overruns of the construction project, these overrun costs would not be subject to a contractual right of reimbursement from the landlord. Accordingly, Criterion #1 can be considered an automatic indicator of ownership.

Criterion #2 above is not applicable to the Company’s construction arrangement.

In evaluating Criterion #3 above, the Company is responsible for paying all of the construction costs during the construction period, including those costs that are not normal tenant improvements, such as grading, concrete, walls and all other structural costs. Further, the Company is responsible for paying directly all construction costs incurred in excess of the tenant improvement allowance (i.e. the amount reimbursed by the landlord). Accordingly, the Company meets this automatic indicator of ownership as outlined in ASC 840-40-55-15(b)(3) and is therefore considered the owner of the construction project during the construction period.

Although the Company does not believe that it is necessary to perform the maximum guarantee test per ASC 840-40-55-2, the Company notes that it would have failed the test because the amount of the reimbursement from the landlord is fixed. The Company is responsible for any cost overruns and that responsibility is not capped. This unlimited obligation to pay cost overruns automatically requires that the Company be considered the owner of the construction project during the construction period.

2.	Your response to comment one of our letter dated March 4, 2013 also indicates that you qualify as accounting owner under ASC 840-40-55-15(b)(3), which states a condition of ownership exists if a lessee is responsible for paying directly any cost of the project other than normal tenant improvements. Your response states that your lease agreements do not designate what the tenant improvement allowance must be used for and actually includes a reference to fixtures and furnishings. Please clarify why you believe you meet the condition in ASC 840-40-55-15(b)(3) if both normal tenant improvements and structural elements of the project are being reimbursed and are reimbursable items under the lease agreement.

RESPONSE – As noted in the Company’s response to Comment #1 above, the Company is responsible for paying all construction costs during the construction period, including those costs that are not normal tenant improvements, such as grading, concrete, walls and all other structural costs. Additionally, the Company is also responsible for funding cost overruns and change orders, for costs that are not normal tenant improvements (i.e. cost overruns and change orders on the structural asset or building shell owned by the landlord). The landlord reimburses the Company pursuant to the new store construction/operating lease agreement up to the amount of the fixed tenant improvement allowance, but not for cost overruns pursuant to the underlying agreement. Accordingly, the Company meets the automatic ownership criteria in ASC 840-40-55-15(b).

3.	We note in your response to comment one you only reference the condition of normal tenant improvements as an indicator of ownership. ASC 840-40-55-15 also provides several other indicators of ownership that a lessee should consider in order to be the owner of a project despite the fact that the present value of the lessee’s maximum guarantee is less than 90 percent of the total project costs. ASC 840-40-55-15(b)(1) provides that “the lessee is responsible for paying directly (in contrast to paying those costs through rent payments under a lease) any cost of the project other than pursuant to a contractual arrangement that includes a right of reimbursement (regardless of the frequency of reimbursement).” Please tell us why your fully reimbursed construction costs would be considered an indicator of ownership under ASC 840-40-55-15(b)(1). In this regard, it appears that the rate and amount of reimbursement under your lease agreement would preclude you from meeting the ASC 840-40-55-15(b) criteria as an automatic indictor of ownership.

RESPONSE – As previously noted in the Company’s preceding responses to Comments #1 and #2, the Company is responsible for paying all construction costs during the construction period and is reimbursed by the landlord during the construction period up to the amount of the tenant improvement allowance, as specified in the underlying lease agreement, and bears the construction risk of the project. Any and all construction costs incurred and paid by the Company for which the Company is not reimbursed by the landlord in excess of the tenant improvement allowance do meet the automatic ownership criteria in ASC 840-40-55-15(b)(1) as the Company is not reimbursed for cost overruns and bears the construction risk. Also, pursuant to ASC 840-40-55-15(b)(3), these costs are not normal tenant improvements and include structural costs, such as grading, concrete, walls and all other structural costs, as well as cost overruns and change orders. Further, at the beginning of the construction project when the Company makes the assessment if sale-lease back accounting applies, the amount of the reimbursement from the landlord pursuant to the underlying lease agreement is fixed and known, but only the estimated cost of the project is known based upon quotes, bids and historical experience. However, actual construction costs may vary from the estimate and the landlord is only obligated to pay the fixed tenant improvement allowance as outlined in the lease agreement. Accordingly, the Company bears the construction risk for all costs in excess of the fixed tenant improvement allowance.

Therefore, the Company believes that it meets the automatic indicator of ownership criteria per ASC 840-40-55-15(b).

4.	We note you provide two pages of excerpts from a construction agreement with your landlord in response to our prior request of a courtesy copy of contractual agreement. We re-issue the comment in part. Please provide us a courtesy copy of the complete contractual arrangement with your landlord

RESPONSE – The Company is providing to the Staff a copy of the complete contractual agreement separately attached.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments and we appreciate the Staff’s assistance in this process. Should you have any questions relating to any of the foregoing, or would like to discuss any of our responses, please feel free to contact the undersigned at (402) 691-4290.

Sincerely,

Gordmans Stores, Inc.

By:	/s/ Michael D. James
Name:	Michael D. James
Title:	Chief Financial Officer, Senior Vice President, Treasurer and Assistant Secretary

cc:	Heather Townsend-Macan, Grant Thornton, LLP

Gerald T. Nowak, P.C., Kirkland & Ellis LLP

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